FORM N-SAR
                              SEMI-ANNUAL REPORT
                      FOR REGISTERED INVESTMENT COMPANIES

          Registrant Name               BMO PARTNERS FUND L.P

          File Number                   811-09935

          Registrant CIK Number:









                          Press F1 for general help.

                                 Header Screen

 Report as of the end of semiannual period:   /  /      (a)  06/30/00
                            or fiscal year:   /  /      (b)

Is this a transition report? (Y or N):  N

Is this an amendment to a previous filing? (Y or N): N


Those items or sub-items with a "[/]" after the item number should be completed only if the answer has changed from the previous filing on this form.

1. A)  Registrant Name:  BMO PARTNERS FUND L.P
   B)  File Number:      811-09935
   C)  Telephone Number: (212) 661-2640

2. A)  Street: 330 Madison Avenue

   B)  City:  New York     C) State: NY     D) Zip Code: 10017   Zip Ext.: 5001
   E)  Foreign Country:  ---                Foreign Postal Code:  ---

3. Is this the first filing on this form by the Registrant? (Y or N)    Y

4. Is this the last filing on this form by the Registrant? (Y or N)     N

5. Is Registrant a small business investment company (SBIC)? (Y or N)   N
   (If answer is "Y" (Yes), complete only items 89 through 110.)

6. Is Registrant a unit investment trust (UIT)? (Y or N)                N
   (If answer is "Y" (Yes), complete only items 111 through 132.)

7. A)  Is Registrant a series or multiple portfolio company?(Y or N)    N
       (If answer is "N" (No), go to item 8.)

   B) How many separate series or portfolios did Registrant have at the end of the period? ------------------------------------------

For period ending 06/30/00
                  --------
File number 811 -   09935
                 --------

7.C) List the name of each series or portfolio and give a consecutive number to each series or portfolio starting with the number 1. USE THIS SAME NUMERICAL DESIGNATION FOR EACH SERIES OR PORTFOLIO IN THE SERIES INFORMATION BLOCK IN THE TOP RIGHT CORNER OF THE SCREENS SUBMITTED IN THIS FILING AND IN ALL SUBSEQUENT FILINGS ON THIS FORM. THIS INFOR-MATION IS REQUIRED EACH TIME THE FORM IS FILED.

                                                                Is this the
    Series                                                      last filing
    Number                          Series Name                for this series?
   ----------     ----------------------------------------   -----------------
       1                                                          (Y or N)


  (NOTE: See item D(8) of the general instructions to the form for information on how to complete the form for series companies.)

For period ending 06/30/00
                  --------
File number 811 -   09935
                  --------



8.A) [/] Adviser Name (if any):    Beck, Mack, Oliver LLC
                                 -------------------------

  B) [/] Is this an Adviser or Sub-adviser? (A/S):  A
                                                   ---

  C) [/] File Number: 801- 482
                          -----

  D) [/] City:  New York      State:  NY     Zip Code:  10017    Zip Ext.: 5001
               ----------             ---              ------              -----

     Foreign Country:                      Foreign Postal Code:

8.       A) [/] Adviser Name (if any):

         B) [/] Is this an Adviser or Sub-adviser? (A/S):

         C) [/] File Number: 801-

         D) [/] City:         State:         Zip Code:           Zip Ext.:

                Foreign Country:                      Foreign Postal Code:

8.       A) [/] Adviser Name (if any):

         B) [/] Is this an Adviser or Sub-adviser? (A/S):

         C) [/] File Number: 801-

         D) [/] City:         State:         Zip Code:           Zip Ext.:

                Foreign Country:                      Foreign Postal Code:


     THE NEXT ITEM NUMBER IS 10.

For period ending 06/30/00
                  --------
File number 811 -   09935
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         ADMINISTRATOR

10.A) Administrator Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

10.A) Administrator Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

10.A) Administrator Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

10.A) Administrator Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

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For period ending 06/30/00
                  --------
File number 811 -   09935
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         PRINCIPAL UNDERWRITER

11.A) Underwriter Name (if any):
   B) File Number: 8-
   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

11.A) Underwriter Name (if any):
   B) File Number: 8-
   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

11.A) Underwriter Name (if any):
   B) File Number: 8-
   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

11.A) Underwriter Name (if any):
   B) File Number: 8-
   C) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:

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For period ending 06/30/00
                  --------
File number 811 -   09935
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         SHAREHOLDER SERVICING AGENT

12.A) Agent Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:


12.A) Agent Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:


12.A) Agent Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:


12.A) Agent Name (if any): B) File Number (if any):

   C) City:                      State:    Zip Code:       Zip Ext.:


     Press Ctrl-Left Arrow for previous, Ctrl-Right Arrow for next/more.



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For period ending 06/30/00
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File number 811 -   09935
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         INDEPENDENT PUBLIC ACCOUNTANT

13.A) Accountant Name:    Reminick Aarons & Company LLP
   B) City:     New York         State: NY Zip Code:  10017     Zip Ext.:  4037
      Foreign Country:                      Foreign Postal Code:


13.A) Accountant Name:
   B) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:


13.A) Accountant Name:
   B) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:


13.A) Accountant Name:
   B) City:                      State:    Zip Code:       Zip Ext.:
      Foreign Country:                      Foreign Postal Code:


     Press Ctrl-Left Arrow for previous, Ctrl-Right Arrow for next/more.

For period ending 06/30/00
                  --------
File number 811 -   09935
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 AFFILIATED BROKER/DEALER

14.A) Broker/Dealer Name (if any):
   B) File Number: 8-


14.A) Broker/Dealer Name (if any):
   B) File Number: 8-


14.A) Broker/Dealer Name (if any):
   B) File Number: 8-


14.A) Broker/Dealer Name (if any):
   B) File Number: 8-


14.A) Broker/Dealer Name (if any):
   B) File Number: 8-


     Press Ctrl-Left Arrow for previous, Ctrl-Right Arrow for next/more.

For period ending 06/30/00
                  --------
File number 811 -   09935
                  --------

                                                          This page is being
     CUSTODIAN/SUB-CUSTODIAN                              filed for series  0.

15.A) Custodian/Sub-custodian Name:    Chase Manhattan Bank
   B) Is this a Custodian or Sub-custodian? (C or S):  C
   C) City:   New York           State:  NY  Zip Code: 10081   Zip Ext.:
   D) Foreign Country:                      Foreign Postal Code:

   E) Mark ONE of the following with an 'X':

                                 TYPE OF CUSTODY

                Member Nat'l                 Foreign     Insurance Co.
     Bank       Sec. Exchg.       Self      Custodian      Sponsor
 Sec.17(f)(1)    Rule 17f-1    Rule 17f-2   Rule 17f-5    Rule 26a-2    Other
 ------------   ------------   ----------   ----------   -------------  -----

       X

     THE NEXT ITEM NUMBER IS 18.

-------------------------------------------------------------------------------



18. Does Registrant's/Series' custodian(s) maintain some
     or all of Registrant's/Series' securities in a central
     depository or book-entry system pursuant to Rule 17f-4? (Y/N)   Y

19.  Family of investment companies information:

   A. [X] Is Registrant part of a family of investment companies? (Y/N)  N

   B. [X] If 'Y' (Yes), state the number of registered management
          investment companies in the family:   0
          (NOTE: Count as a separate company each series of a series company and each portfolio of a multiple portfolio company; exclude all series of unit investment trusts from this number.)

   C. [X] Identify the family using 10 letters:

         (NOTE: In filing this form, use this identification consistently for all investment companies in the family including any unit investment trusts. This designation is for purposes of this form only.)

For period ending 06/30/00
                  --------
File number 811 -   09935
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         PORTFOLIO TRANSACTIONS


20. Brokerage commissions paid on portfolio transactions of Registrant:

 List the 10 brokers which received the largest amount of brokerage commissions (excluding dealer concessions in underwritings) by virtue of direct or in-direct participation in Registrant's portfolio transactions, set forth in order of size of gross commissions during the current reporting period:

(FOR SERIES COMPANIES, ITEMS 20 & 21 MUST BE ANSWERED IN TOTAL FOR ALL SERIES)

                                                         Gross Commissions
       Name of Broker                  IRS Number    Received from Registrant*
     --------------------            -------------   -------------------------
                                                         ($000's omitted)

     Donaldson, Lufkin, & Jenrette                             8.9
     AG Edwards                                                2.3
     Weeden                                                    2.2
     Morgan Stanley/Dean Witter                                2.1
     Salomon/Smith Barney                                      1.9
     Sanford Bernstein                                         1.5
     First Union Securities                                    1.0
     Keefe Bruyette                                            0.8
     SG Cowen                                                  0.4
     Merrill Lynch                                             0.4



================================================================================

21. Aggregate brokerage commissions paid by Registrant
    during current reporting period (000's omitted):         $   21   *
                                                            ------------

For period ending 06/30/00
                  --------
File number 811 -   09935
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22. Registrant's portfolio transactions with entities acting as principals:

    List the 10 entities acting as principals with whom Registrant did the largest amount of portfolio transactions (include all short-term obligations, and U.S. Gov't. & tax-free securities) in both the secondary market & in underwritten offerings set forth in order of size based upon total value of principal transactions during the current reporting period:
    (FOR SERIES COMPANIES, ITEMS 22 AND 23 MUST BE ANSWERED IN TOTAL FOR ALL SERIES)

                                                                               Registrant Sales
                                                             Registrant         (excl. maturing
                  Name of Entity            IRS Number       Purchases*           securities)*
         ---------------------------------  -----------      ------------     -------------------
                                                                       ($000's omitted)

         Donaldson, Lufkin, & Jenrette                           1,423                576
         SG Cowen                                                    9                237
         Kiefe Bryette                                               0                160
         AG Edwards                                                  0                135
         Merrill Lynch                                               0                 77





================================================================================



23. Aggregate principal purchase/sale transactions of Registrant during current reporting period. ($000's omitted)

                          Total Purchases:  $ 1,432      Total Sales*:  $ 2,619
                                           --------                    ---------


* Value must be numeric, using no decimals.

For period ending 06/30/00
                  --------
File number 811 -   09935
                  --------




24. At the end of the current period, did the Registrant/Series hold any securities of its regular brokers or dealers or of the parents of such brokers or dealers that derive more than 15% of gross revenue from securities-related activities? (Y/N): N



                  (If answer is 'N' (No), go to item 26.)


--------------------------------------------------------------------------------


25. List below the information requested about Registrant's/Series' holdings of the securities of its regular brokers or dealers or of their parents that derive more than 15% of gross revenues from securities-related activities:


------------------------------- --------------------------- ----------------------------- ----------------------------
                                                                      Type of                    Value of any
                                                                      Security                 Securities owned
    Name of Regular Broker                                             Owned                       at end of
              or                           IRS                        D = debt                  Current period
  Dealer or Parent (Issuer)               Number                      E = equity                ($000's omitted)
------------------------------- --------------------------- ----------------------------- ----------------------------

For period ending 06/30/00
                  --------
File number 811 -   09935
                  --------

26. Considerations which affected the participation of brokers or dealers or other entities in commissions or other compensation paid on portfolio transactions of Registrant:

   (FOR SERIES COMPANIES THIS ITEM IS TO BE ANSWERED IN TOTAL FOR ALL SERIES)

    Answer each of the following with 'Y' or 'N'.

  A) Sales of Registrant's/Series' shares -------------------------------- Y

  B) Receipt of investment research and statistical information ---------- Y

  C) Receipt of quotations for portfolio valuations ---------------------- Y

  D) Ability to execute portfolio transactions to obtain best price and execution --------------------------------- Y

  E) Receipt of telephone line and wire services ------------------------- Y

  F) Broker or dealer which is an affiliated person ---------------------- N

  G) Arrangement to return or credit part or all of
      commissions or profits thereon:                                      N

       (i) To investment adviser, principal underwriter, or an affiliated person of either ---------------------------- N

      (ii)  To Registrant ------------------------------------------------ N

  H) Other --------------------------------------------------------------- N


27. Is Registrant an open-end investment company? (Y or N):  N

     ( If answer is 'N' (No), go to item 45.)

For period ending 06/30/00
                   --------

File number 811 -   09935
                   --------


28. Monthly Sales and Repurchases of
    Registrant's/Series' shares:


                                Total NAV             Total NAV                            Total NAV
                                of Shares             of Shares        Total NAV          of Shares
                                   Sold:             Sold: Reinv.      of Shares         Redeemed and
                              New Sales (Incl.      of Dividends &        Sold:           Repurchased
     Month of                    Exchanges)          Distributions       Other         (Incl. Exchanges)
     Current Period           (000's omitted)       (000's omitted)  (000's omitted)    (000's omitted)
------------------------   --------------------      -------------   --------------     -----------------
A) First  month of period  $                         $               $                $

B) Second month of period  $                         $               $                $

C) Third  month of period  $                         $               $                $

D) Fourth month of period  $                         $               $                $

E) Fifth  month of period  $                         $               $                $

F) Sixth  month of period  $                         $               $                $

G)      Total              $                         $               $                $
                           ====================      =============    ==============     ==============

H) Total NAV of Registrant's/Series' share sales during the
   period subject to a sales load ($000's omitted)                $

For period ending 06/30/00
                  --------
File number 811 -   09935
                  --------

29. /|/ Was a front-end sales load deducted from any share sales during the reporting period? (Y/N) -------------------------
         NOTE: If answer is 'N' (No), go to item 34).

30. A) Total front-end sales loads collected from sales (including exchanges) by principal underwriter or by any underwriter which is an affiliated person of the principal underwriter, of Registrant's/Series' shares during the current period ($000's omitted)
         ------------------------------ $ 0

    B)   What is the maximum sales load rate in effect at the end of the period
         as a percentage of the offering price? -----------   %

    C)   What is the minimum sales load rate in effect at the end of
         the period as a percentage of the offering price? -----------   %


--------------------------------------------------------------------------------


31.A) Net amount retained by Registrant's/Series' principal underwriter or by any underwriter or dealer which is an affiliated person of the principal underwriter thereof from front-end sales loads collected from sales of Registrant's/Series' shares during the current period ($000's omitted). ------------------------- $ 0

31.B) Amount by which payout by Registrant's/Series' principal underwriter or by any underwriter which is an affiliated person of the principal underwriter thereof to persons or entities selling Registrant's/Series' shares exceeded that reported in Item 30 ($000's omitted). ------ $ 0

32. Amount Registrant's/Series' principal underwriter and any underwriters or dealers which are affiliated persons of the principal underwriter paid to dealers which are not affiliated persons of the principal underwriter for selling
    Registrant's/Series' shares that were sold with a front-end sales load during current period ($000's omitted). ----- $ 0

33. Amount paid to a captive retail sales force of Registrant's/Series' principal underwriter or of any underwriter or dealer which is an affiliated person of the principal underwriter for selling Registrant's shares that were sold with a front-end sales load during current period ($000's omitted). -------------------- $ 0

34. [/] Did Registrant/Series impose a deferred or contingent deferred sales load during the reporting period? (Y/N) ------

    NOTE: If answer is 'N' (No), go to item 37.

35. Total deferred or contingent deferred sales loads collected during current period from redemptions and repurchases of
    Registrant's/Series' shares ($000's omitted) --------------- $  0

36.  A [/]  Did Registrant/Series retain all monies collected from the deferred or contingent deferred sales loads? (Y or N) -----------------------

     B [/] If the answer to sub-item 36A is 'N' (No), state the net amount Registrant/Series retained from deferred or contingent deferred sales loads ($000's omitted)
            ---------------------------------- $ 0

--------------------------------------------------------------------------------
SCREEN NUMBER: 20


37. [/] Did Registrant/Series impose a redemption fee other than a deferred or contingent sales load during the reporting period? (Y or N) -------------------------------------------
    NOTE: If answer is 'N' (No), go to item 39.

38. Total amount of redemption fees other than deferred or contingent deferred sales loads collected from redemptions and repurchases of Registrant's/Series' shares during the current period.
    ($000's omitted) ------------------------------------------- $   0

39. [/] Were any account maintenance fees or other administrative fees imposed directly on shareholders during the current period? (Y or N)
         -------------------------------------------

40. [/] During the period, did the Registrant/Series have a plan of distribution adopted pursuant to rule 12b-1? (Y or N)
         -------------------------------------------- N (If answer is 'N'
         (No), go to item 45.)

41. [/] During the period, did Registrant/Series use its assets directly to make payments under the 12b-1 plan? (Y or N) --- N (If answer is 'N'
         (No), go to item 44.)

42. [/] For the current period indicate the
    percentage of total dollars paid directly
    by Registrant/Series under the 12b-1 plan
    for each of the following:
    (Round to the nearest whole percent)
   A) Advertising ----------------------------------------------   0%
   B) Printing and mailing of prospectuses to other than
      current shareholders -------------------------------------   0%
   C) Payments to underwriters ---------------------------------   0%
   D) Payments to brokers or dealers ---------------------------   0%
   E) Direct payments to sales personnel -----------------------   0%
   F) Payments to banks and savings and loans ------------------   0%
   G) Other uses, incl. payments to investment adviser
      separate from the advisory fee ---------------------------   0%
   H) Unallocated payments made for a combination of such
      services -------------------------------------------------   0%

43. Total amount paid directly by Registrant/Series pursuant
    to its 12b-1 plan ($000's omitted) ------------------------- $     0

44. If an investment adviser or other affiliated person of
    Registrant/Series made unreimbursed payments pursuant to
    Registrant's/Series' 12b-1 plan, state the total amount of
    such payments. ($000's omitted) ---------------------------- $     0

CONTRACTS

45. Did Registrant/Series have an advisory contract during the period?
    (If 'N' (No), go to item 55 ------------------------------------------  Y

46. Did Registrant/Series pay more than one investment adviser directly for investment advice during the period? (If 'Y' (Yes), answer items 47-52 in the aggregate for all such investment advisers.) ------------ N

47. Was Registrant's/Series' advisory fee based solely on a percentage of its assets? (Y or N) ------------------------------------------------- Y

48. If answer to 47 is 'Y' (Yes), fill in the table or the single fee rate based on the advisory contract:

                                              SINGLE FEE RATE -------  0.000%*

          STEP:              ASSET VALUE ($000's omitted)     ANNUAL FEE RATE*
    A) first   -              $    5,000                               1%
    B) of next -              $    5,000                             .75%
    C) of next -              $    BALANCE                           0.5%
    D) of next -              $       0                            0.000%
    E) of next -              $       0                            0.000%
    F) of next -              $       0                            0.000%
    G) of next -              $       0                            0.000%
    H) of next -              $       0                            0.000%
    I) of next -              $       0                            0.000%
    J) of next -              $       0                            0.000%
    K) maximum -              $       0                            0.000%


*Fields must be of the format n.nnn (where n = integer).

 ADVISORY FEE

                                                                      (Y or N)
49. Was Registrant's/Series' advisory fee during the period based
    solely on a percentage of its income? --------------------------     N

50. Was Registrant's/Series' advisory fee during the period based
    on some combined percentage of its income & assets? ------------     N

51. Was Registrant's/Series' advisory fee during the period based
    in whole or in part on its investment performance? -------------     N

52. Was Registrant's/Series' advisory fee during the period based in whole or in part upon the assets, income or performance of
    other registrants? ---------------------------------------------     N

53.A) Were the expenses of the Registrant/Series limited or re-
      duced at any time during the period by some agreement or
      understanding other than by blue sky laws? ------------------- Y [ If 53A is 'Y' (Yes), was limitation that applied during current period based upon: ]
                                                      B) Assets?         Y
                                                      C) Income?         N

54. Indicate below whether services were supplied or paid for wholly or in substantial part by investment adviser(s) or administrator(s) in connection with the advisory or administrative contract(s) but for which the adviser(s) or administrator(s) are not reimbursed by the Registrant:

                                                                       (Y or N)
  A) Occupancy and office rental ------------------------------------------ Y

  B) Clerical and bookkeeping services ------------------------------------ Y

  C) Accounting services -------------------------------------------------- N

  D) Services of independent auditors ------------------------------------- N

  E) Services of outside counsel ------------------------------------------ N

  F) Registration and filing fees ----------------------------------------- N

  G) Stationery, supplies and printing ------------------------------------ Y

  H) Salaries & compensation of Registrant's interested directors --------- Y

  I) Salaries & compensation of Registrant's disinterested directors ------ N

  J) Salaries & compensation of Registrant's officers who are not directors Y

  K) Reports to current shareholders -------------------------------------- Y

  L) Determination of offering and redemption prices ---------------------- Y/N

  M) Trading department --------------------------------------------------- Y

  N) Prospectus preparation and printing for current shareholders --------- Y

  O) Other ----------------------------------------------------------------

55. Did Registrant/Series have any of the following
    outstanding at any time during the current period               (Y or N)
    which exceeded 1% of aggregate net assets?

    A. [/] Overdrafts ----------------------------------------------     N
    B. [/] Bank Loans ----------------------------------------------     N


56. [/] During the period did the Registrant's/Series' investment adviser(s)
        have advisory clients other than investment companies? -----     Y


57. [/] Did the Registrant/Series adjust the number of its shares
        outstanding by means of a stock split or stock dividend? ---     N


--------------------------------------------------------------------------------
      CLASSIFICATION
                                                                      (Y or N)
58.A. [/] Is Registrant/Series a separate account of an insurance company? N If answer is 'Y' (Yes), are any of the following types of contracts funded by the Registrant:

   B. [/] Variable annuity contracts? ---------------------------------

   C. [/] Scheduled premium variable life contracts? ------------------

   D. [/] Flexible premium variable life contracts? -------------------

   E. [/] Other types of insurance products registered under the Securities Act of 1933? -------------------------------------

59. Is Registrant/Series a management investment company? ------------     N

60.A. [/] Was Registrant/Series a diversified investment company at any
          time during the reporting period? --------------------------     N

   B. [/] Is Registrant/Series a diversified investment company as of the
          end of the reporting period? -------------------------------     N

61. [/] What is the lowest minimum initial investment required by
        Registrant/Series from an investor that is not an employee or otherwise affiliated with the Registrant/Series, its adviser, principal underwriter or other affiliated entity?-------------$  100,000

62.A) Does the Registrant/Series invest primarily in debt
      securities, including convertible debt securities,
      options & futures on debt securities or indices
      of debt securities? (Y or N) -----------------------------------     N
         (If answer is 'N' (No), GO TO ITEM 66.)

      If answer is 'Y' (Yes), state the percentage of net assets
      In each type at the end of the current period:

Short-Term Maturities*

  B) U.S. Treasury -----------------------------------------------------------%

  C) U.S. Government Agency --------------------------------------------------%

  D) Repurchase agreements ---------------------------------------------------%

  E) State and Municipal tax-free --------------------------------------------%
  F) Bank Certificates of deposit-Domestic -----------------------------------%
  G) Bank Certificates of deposit-Foreign ------------------------------------%
  H) Bankers acceptances -----------------------------------------------------%
  I) Commercial paper taxable ------------------------------------------------%
  J) Time deposits -----------------------------------------------------------%
  K) Options -----------------------------------------------------------------%
  L) All other ---------------------------------------------------------------%

  Intermediate & Long-Term Maturities*

  M) U.S. Treasury -----------------------------------------------------------%
  N) U.S. Government Agency --------------------------------------------------%
  O) State and Municipal tax-free --------------------------------------------%
  P) Corporate ---------------------------------------------------------------%
  Q) All other ---------------------------------------------------------------%

  R) Investments other than debt securities ----------------------------------%

*Percentages must in the form nnn.n (where n = integer).

63. State the dollar weighted average portfolio maturity at the end of the period covered by this report in days or, if longer than 1 yr.,
    in years to one decimal place:                                A:   0  days

                                                                  B: 0.0  years*

64.A. [x] Is the timely payment of principal and interest on any of the instruments listed in item 62 insured or guaranteed by an entity other than the issuer? (Y or N) -----------------------------------
          [The answer is 'N' (No), go to item 66.]

   B. [x] Is the issuer of any instrument covered in item 62 delinquent or in default as to payment of principal or interest at the end of the current period? (Y or N) --------------------------------------
          [If answer is 'N' (No), jump to screen 30 for your next screen.]

65.[x] In computations of NAV per share, is any part of the value attributed to instruments identified in sub-item 64B derived from insurance or guarantees? (Y or N) ------------------------------

    -- * Must be of the format nn.n (where n = integer)

66.A)    Is the Registrant/Series a fund that usually invests
         in equity securities, options & futures on equity securities, indices of equity securities or securities
         convertible into equity securities? -----------------------------    Y
                                                                             Y/N

If answer is 'N' (No), go to item 67. Otherwise place a 'Y' on the line below which best describes its primary investment objective (place an 'N' on other lines).

                                                                             Y/N
   B)    [X] Aggressive capital appreciation --------------------------------
   C)    [X] Capital appreciation -------------------------------------------
   D)    [X] Growth --------------------------------------------------------- Y
   E)    [X] Growth and income ----------------------------------------------
   F)    [X] Income ---------------------------------------------------------
   G)    [X] Total return ---------------------------------------------------

67. Is the Registrant/Series a balanced fund? (Y or N) ---------------------- N

68. Does the Registrant/Series have more than 50% of its net assets at the end of the current period invested in:
   A) [X] The securities of issuers engaged primarily in the production or distribution of precious metals? (Y or N) ------- N

   B) [X] The securities of issuers located primarily in countries other than the United States? (Y or N) ------------------------ N

69.[X]   Is the Registrant/Series an index fund? (Y or N) ------------------  N

     Investment Practices
70.      Activity                            Permitted by invest-  Engaged in
                                                ment policies?     this period?
                                                      (Y or N)      (Y or N)
A) Writing or investing in repurchase agreements           Y           N

B) Writing or investing in options on equities             Y           N

C) Writing or investing in options on debt securities      Y           N

D) Writing or investing in options on stock indices        Y           N

E) Writing or investing in interest rate futures           N           N

F) Writing or investing in stock index futures             N           N

G) Writing or investing in options on futures              N           N

H) Writing or investing in options on stock index futures  y           N

I) Writing or investing in other commodity futures         N           N

J) Investments in restricted securities                    Y           N

K) Investments in shares of other investment companies     Y           N

L) Investments in securities of foreign issuers            Y           N

M) Currency exchange transactions                          N           N

N) Loaning portfolio securities                            N           N

O) Borrowing of money                                      N           N

P) Purchases/sales by certain exempted affiliated persons  N           N

Q) Margin purchases                                        N           N

R) Short selling                                           N           N

For period ending 06/30/00
                  --------
File number 811 -   09935
                  --------


 71. Portfolio turnover rate for the current reporting period:

   A) Purchases ($000's omitted) ---------------------------------- $ 5,918

   B) Sales [including all maturities] ($000's omitted) ----------- $ 6,563

   C) Monthly average value of portfolio ($000's omitted) --------- $ 29,862

   D) Percent turnover (use lesser of 71A) or 71B) divided by 71C)) 20%

NOTE: Item 71D) should be a whole number; round if necessary.

      FINANCIAL INFORMATION

72.A) How many months do the answers to 72 and 73 cover? -----------   6 months

                                                 For period covered by this form
      INCOME                                                   (000's omitted)

   B) Net interest income -----------------------------------------  $    56.2

   C) Net dividend income -----------------------------------------  $   106.4

   D) Account maintenance fees ------------------------------------  $       0

   E) Net other income --------------------------------------------  $       0

      EXPENSES

   F) Advisory fees -----------------------------------------------  $    94.2

   G) Administrator(s) fees ---------------------------------------  $       0

   H) Salaries and other compensation (Nevative answers are allowed) $       0

  EXPENSES (Negative answers are allowed)   For the period covered by this form
                                                          ($000's omitted)
72.I) Shareholder servicing agent fees ------------------- $        0

   J) Custodian fees ------------------------------------- $      6.5

   K) Postage -------------------------------------------- $        0

   L) Printing expenses ---------------------------------- $        0

   M) Directors' fees ------------------------------------ $        0

   N) Registration fees ---------------------------------- $      0.2

   O) Taxes ---------------------------------------------- $        0

   P) Interest ------------------------------------------- $        0

   Q) Bookkeeping fees paid to anyone
      performing this service ---------------------------- $        0

   R) Auditing fees -------------------------------------- $     20.3

   S) Legal fees ----------------------------------------- $        0

   T) Marketing/distribution payments including
      payments pursuant to a rule 12b-1 plan ------------- $        0

   U) Amortization of organization expenses -------------- $        0

   V) Shareholder meeting expenses ----------------------- $        0

   W) Other expenses ------------------------------------- $     13.0

   X) Total expenses ------------------------------------- $    134.2

FINANCIAL INFORMATION (Cont.)                For the period covered by this form
                                                       ($000's omitted)
                                                       ----------------
  EXPENSES  (Negative answers are allowed  on
            this screen for 72Z only)

72.Y) Expense reimbursements ----------------------------- $        0

   Z) Net investment income ------------------------------ $     28.3

  AA) Realized capital gains ----------------------------- $  3,314.8

  BB) Realized capital losses ---------------------------- $        0

  CC) 1. Net unrealized appreciation during the period --- $        0

      2. Net unrealized depreciation during the period --- $  1,558,8

  DD) 1. Total income dividends for which record date
         passed during the period ------------------------ $        0

      2. Dividends for a second class of open-end
         company shares -----------------------------------$        0

  EE) Total capital gains distributions for which
      record date passed during the period --------------- $        0

73. Distributions per share for which record date passed during the period:
       NOTE: Show in fractions of a cent if so declared.

   A) 1. Dividends from net investment income ------------ $   0.0000

     2. Dividends for a second class of open-end
         company shares ---------------------------------- $   0.0000

   B) Distribution of capital gains ---------------------- $   0.0000

   C) Other distributions -------------------------------- $   0.0000


 *  Negative answer permitted in this field.
**  Items 73A and 73B should be of the form nnn.nnnn (where n = integer).

                                             As of the end of current reporting
74. Condensed balance sheet data:              period ($=000's omitted except
                                                   for per share amounts)
   A) Cash ----------------------------------------------- $  1,083.5

   B) Repurchase agreements ------------------------------ $        0

   C) Short-term debt securities other than
      repurchase agreements ------------------------------ $        0

   D) Long-term debt securities including
      convertible debt------------------------------------ $    618.6

   E) Preferred, convertible preferred and
      adjustable rate preferred stock -------------------- $        0

   F) Common stock --------------------------------------- $ 28,653.7

   G) Options on equities -------------------------------- $        0

   H) Options on all futures ----------------------------- $        0

   I) Other investments ---------------------------------- $        0

   J) Receivables from portfolio instruments sold -------- $        0

   K) Receivables from affiliated persons ---------------- $        0

   L) Other receivables ---------------------------------- $     36.4

   M) All other assets ----------------------------------- $        0

   N) Total assets --------------------------------------- $ 30,392.4

Condensed balance sheet data(Cont.):      As of the end of current reporting
                                          period (000's omitted except for per
                                          share amounts and number of accounts)

74.O) Payables for portfolio instruments purchased ----------------- $        0

   P) Amounts owed to affiliated persons --------------------------- $        0

   Q) Senior long-term debt ---------------------------------------- $        0

   R) Other liabilities:  1. Reverse repurchase agreements --------- $        0
                          2. Short sales --------------------------- $        0
                          3. Written options ----------------------- $        0
                          4. All other liabilities ----------------- $     17.0

   S) Senior equity ------------------------------------------------ $        0

   T) Net assets of common shareholders ---------------------------- $ 30,375.4

   U) 1. Number of shares outstanding ------------------------------          0
      2. Number of shares outstanding of a second class of shares
         of open-end company ---------------------------------------          0

   V) 1. Net asset value per share (to nearest cent) --------------- $     0.00
      2. Net asset value per share of a second class of open-end
         company shares (to nearest cent) -------------------------- $     0.00

   W) Mark-to-market net asset value per share
      for money market funds only (to 4 decimals) ------------------ $   0.0000

   X) Total number of shareholder accounts -------------------------          0

   Y) Total value of assets in segregated accounts ----------------- $        0

75. Average net assets during the current reporting period
    ($000's omitted).  Answer only one:

   A) Daily average (for money market funds) ----------------------- $       0

   B) Monthly average (for all other funds) ------------------------ $       0



76. Market price per share at end of period (closed-end funds only)  $    0.00

77.A) Is the Registrant filing any of the following attachments with the current filing of Form N-SAR? (ANSWER FOR ALL
      SERIES AS A GROUP) (Y or N) -------------------------------  N

 NOTE: If answer is 'Y' (Yes), mark those items below being filed as an attachment to this filed as form or incorporated by reference. ------------------------------ Y/N

   B) Accountant's report on internal control -------------------

   C) Matters submitted to a vote of security holders -----------

   D) Policies with respect to security investment --------------

   E) Legal proceedings -----------------------------------------

   F) Changes in security for debt ------------------------------

   G) Defaults and arrears on senior securities -----------------

   H) Changes in control of Registrant --------------------------

   I) Terms of new or amended securities ------------------------

   J) Revaluation of assets or restatement of capital share account -------------------------------------

   K) Changes in Registrant's certifying account ----------------

   L) Changes in accounting principles and practices ------------

   M) Mergers ---------------------------------------------------

   N) Actions required to be reported pursuant to Rule 2a-7 -----

   O) Transactions effected pursuant to Rule 10f-3 --------------

   P) Information required to be filed pursuant to exemptive orders ---------------------------------------
                       (Item 77 continued on next screen)

  Attachment Information (Continued from Screen 38)

                                                                    Y/N
                                                                    ---


 77. Q  1.  Exhibits --------------------------------------------------  Y
                                                                    Y/N
        2. Any information called for by instructions to sub-item 77Q2 ---------------------------------------------
                                                                    Y/N

        3.  Any information called for by instructions to            N
            sub-item 77Q3 ---------------------------------------------
                                                                    Y/N

 78. [X] Does the Registrant have any wholly-owned investment company subsidiaries whose operating & financial data are consolidated
         with that of Registrant in this report? (Y or N)         N

                (If answer is  (No), GO TO ITEM 80.)


--------------------------------------------------------------------------------
      79. [x] List the '811' numbers and names of Registrant's wholly owned investment company subsidiaries consolidated in this report.

         811 Number                          Subsidiary Name
        -------------             -------------------------------------------

     ANNUAL SUPPLEMENT

  Screens 40 & 41 are to be filed only once each year, at the end of Registrant's/Series' fiscal year.

80. Fidelity bond(s) in effect at the end of the period:

    A. [X] Insurer name:

    B. [X] Second insurer:

    C. [X] Aggregate face amount of coverage for Registrant/Series on
           all bonds on which it is named as an insured ($000's omitted): $    0

81. A. [X] Is the bond part of a joint fidelity bond(s) shared with other investment companies, or other entities? (Y or N) -

    B. [X] If answer to 81A is 'Y' (Yes), how many other investment companies, or other entities are covered by the bond?
          (Count each series as a separate investment company.) --------       0

82. A. [X] Does the mandatory coverage of the fidelity bond
           have a deductible? (Y or N) ----------------------------------

    B. [X] If the answer to 82A is 'Y' (Yes), what is the
           amount of the deductible? ($000's omitted) ------------------ $     0

83. A. [X] Were any claims with respect to this Registrant/
           Series filed under the bond during the period? (Y or N) -------

    B. [X] If the answer to 83 A) is 'Y' (Yes), what was the
           total amount of such claims? ($000's omitted) ------------- $       0

84. A. [X] Were any losses incurred with respect to this Registrant/
           Series that could have been filed as a claim under the fidelity bond but were not? (Y or N) --------------------------

    B. [X] If the answer to 84 A) is 'Y' (Yes), what was the
           total amount of such losses? ($000's omitted) - ----------- $       0

85. A. [X} Are Registrant's/Series' officers and directors covered as officers and directors of Registrant/Series under any errors and omissions insurance policy owned by the Registrant/Series or anyone else (Y or N) -----------------

    B. [X] Were any claims filed under such policy during the period with respect to the Registrant/Series? (Y or N)---------



                              SCREEN NUMBER: 35

    Closed-End Investment Companies Only

86. Sales, repurchases, and redemptions of
    Registrant's securities:
                                         Number of Shares            Net
                                           or Principal         Consideration
                                          Amount of Debt       Received or Paid
    Class                                ($000's omitted)      ($000's omitted)
    Common Stock:

     A. [X] Sales                                0               $     0

     B. [X] Repurchases                          0               $     0

    Preferred Stock:

     C. [X] Sales                                0               $     0

     D. [X] Repurchases and Redemptions          0               $     0

    Debt Securities

     E. [X] Sales                          $     0               $     0

     F. [X] Repurchases and Redemptions    $     0               $     0


   Closed-End Investment Companies Only

87. Securities of Registrant registered on a
    national securities exchange or listed
    on NASDAQ:
                                                     CUSIP or        Ticker
       Title of each class of securities            NASDAQ No.       Symbol


    A. [X]
           ----------------------------------        --------         ------
    B. [X]
           ----------------------------------        --------         ------
    C) [X]
           ----------------------------------        --------         ------

88. Did Registrant have any of the following outstanding which exceeded 1% of aggregate net assets at any time during the period?

                                                  (Y or N)
    A. [X] Notes or bonds ------------------------------ N

    B. [X] Uncovered options --------------------------- N

    C. [X] Margin loans -------------------------------- N

    D. [X] Preferred stock ----------------------------- N



                                       36